Exhibit 99.1

Titan Medical Reports Voting Results from Annual and Special Meeting of Shareholders

TORONTO--(BUSINESS WIRE)--October 1, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of robotic surgical technologies, announced the voting results from the Company’s Annual and Special Meeting of its Shareholders held on Wednesday, September 30, 2020.

All of management’s nominees for election were duly elected as directors of the Company by the shareholders present or represented by proxy at the meeting. A total of 52,225,437 of the 81,524,320 common shares outstanding, or 64.06%, were voted at the meeting. The results of the vote were reported to the meeting by Computershare, which acted as scrutineer at the meeting, as follows:

	Votes For	%	Votes Withheld	%
Paul Cataford	14,828,068	61.49	9,285,489	38.51
Anthony Giovinazzo	13,605,844	56.42	10,507,712	43.58
David McNally	12,456,944	51.66	11,656,612	48.34
Stephen Randall	13,798,722	57.22	10,314,627	42.78
Cary Vance	13,847,172	57.42	10,266,361	42.58

The appointment of BDO Canada LLP as independent auditors of the Company was approved by shareholders (with 33,803,053 votes for and 18,421,383 votes withheld) in respect of the motion.

The shareholder proposal for an amendment to the Company’s stock option plan was rejected with 9,557,582 votes for and 14,555,974 votes against. The shareholder proposal to authorize the consolidation of the outstanding common shares of the Company was rejected with 20,125,386 votes for and 32,099,050 votes against.

The video shown during the Annual and Special Meeting featuring progress at the Company’s research and development facility located in Chapel Hill, North Carolina, has been posted to the Company’s website.

About Titan

Titan Medical Inc. is focused on robotic-assisted technologies for application in minimally invasive surgery (“MIS”). Enos, by Titan Medical, is being developed to become the new standard of care in robotic single access surgery, and comprises a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision systems and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an ergonomic interface to the MIS procedure performed through the patient cart. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Monique L. Delorme
Chief Financial Officer
+1-416-548-7522
info@titanmedicalinc.com